UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

KATE SPADE & COMPANY
(Name of Subject Company)

CHELSEA MERGER SUB INC.
(Offeror)

COACH, INC.
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

485865109
(CUSIP Number of Class of Securities)

Todd Kahn
President, Chief Administrative Officer & Secretary

Coach, Inc.
10 Hudson Yards
New York, New York 10001
(212) 594-1850
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Brian Mangino, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street NW
Washington, District of Columbia 20006

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,383,828,854.00	$276,285.76

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 128,623,421 shares of common stock, par value $1.00 per share (the “Shares”), of Kate Spade & Company, a Delaware corporation (“Kate Spade”), outstanding multiplied by the offer price of $18.50 per Share, (ii) 351,250 Shares issuable pursuant to outstanding Kate Spade stock options with an exercise price less than the offer price of $18.50 per Share, multiplied by $11.34, which is the offer price of $18.50 per Share minus the weighted average exercise price for such options of $7.16 per Share and (iii) 16,886 Shares issuable pursuant to outstanding unvested restricted stock units, market share units and performance share units, which is an estimate of the maximum number of restricted stock units expected to vest after May 22, 2017 and prior to the consummation of the offer, multiplied by the offer price of $18.50 per Share. The calculation of the filing fee is based on information provided by Kate Spade as of May 22, 2017.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.00011590.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Chelsea Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned direct subsidiary of Coach, Inc., a Maryland corporation (“Parent”), for all of the outstanding shares of common stock, par value $1.00 per share (“Shares”), of Kate Spade & Company, a Delaware corporation (“Kate Spade”), at a price of $18.50 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated May 26, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a)      Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Kate Spade & Company
2 Park Avenue
New York, New York 10016
(212) 354-4900

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER —	Section 6 (“Price Range of Shares; Dividends”)
Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 8 (“Certain Information Concerning Parent and Merger Sub”)

SCHEDULE I—Information Relating to Parent and Merger Sub

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)      Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)      Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with Kate Spade”)

(b)      Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 8 (“Certain Information Concerning Parent and Merger Sub”)
THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with Kate Spade”)
THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER —	Section 12 (“Purpose of the Offer; Plans for Kate Spade”)
Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a)      Purposes. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

THE TENDER OFFER —	Section 12 (“Purpose of the Offer; Plans for Kate Spade”)

(c) (1)–(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with Kate Spade”)
THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER —	Section 12 (“Purpose of the Offer; Plans for Kate Spade”)
THE TENDER OFFER —	Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER —	Section 14 (“Dividends and Distributions”)
Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a)      Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)

(b)      Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER —	Section 15 (“Conditions of the Offer”)

(d)      Borrowed Funds.

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)
Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)      Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER —	Section 8 (“Certain Information Concerning Parent and Merger Sub”)
THE TENDER OFFER —	Section 12 (“Purpose of the Offer; Plans for Kate Spade”)

SCHEDULE I—Information Relating to Parent and Merger Sub

(b)      Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)      Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 2 (“Acceptance for Payment and Payment for Shares”)
THE TENDER OFFER —	Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)
THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with Kate Spade”)
THE TENDER OFFER —	Section 18 (“Fees and Expenses”)
Item 10.	Financial Statements.

Regulation M-A Item 1010

(a)      Financial Information. Not Applicable.

(b)      Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a)      Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with Kate Spade”)
THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER —	Section 12 (“Purpose of the Offer; Plans for Kate Spade”)
THE TENDER OFFER —	Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER —	Section 15 (“Conditions of the Offer”)
THE TENDER OFFER —	Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c)      Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

See Exhibit Index.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2017

CHELSEA MERGER SUB INC.

By:	/s/ Todd Kahn
Name:	Todd Kahn
Title:	President & Secretary

COACH, INC.

By:	/s/ Todd Kahn
Name:	Todd Kahn
Title:	President, Chief Administrative Officer & Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 26, 2017.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)
Press Release of Coach, Inc., dated May 8, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).

(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on May 26, 2017.

(a)(1)(H)	Press Release of Coach, Inc., dated May 26, 2017.

(a)(1)(I)
Investor Presentation, dated May 8, 2017. (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).

(a)(1)(J)	Leadership Briefing Packet. (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).

(a)(1)(K)
Vendor Letter, dated May 8, 2017. (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).

(a)(1)(L)
Employee Letter, dated May 8, 2017. (incorporated by reference to Exhibit 99.4 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).

(a)(1)(M)
Partner/Distributor Letter, dated May 8, 2017. (incorporated by reference to Exhibit 99.5 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).

(a)(1)(N)
Webcast Transcript, dated May 8, 2017. (incorporated by reference to Exhibit 99.6 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).

(d)(1)
Agreement and Plan of Merger, dated as of May 7, 2017, by and among Kate Spade & Company, Coach, Inc., and Chelsea Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Quarterly Report for the Quarterly Period Ended April 1, 2017, on Form 10-Q filed by Coach, Inc. with the Securities and Exchange Commission on May 10, 2017).

(d)(2)
Commitment Letter, dated May 7, 2017, among Coach, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the Quarterly Report for the Quarterly Period Ended April 1, 2017, on Form 10-Q filed by Coach, Inc. with the Securities and Exchange Commission on May 10, 2017).

(d)(3)	Confidentiality Agreement, dated January 7, 2017, between Coach, Inc. and Kate Spade & Company.